UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): June 23, 2021

FALCON CAPITAL ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

Delaware	001-39535	85-1365053
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

660 Madison Avenue, 12th Floor

New York, NY 10065

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (212) 812-7702

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A common stock, $0.0001 par value, and one-third of one redeemable warrant	FCACU	The Nasdaq Stock Market LLC
Class A common stock, par value $0.0001 per share	FCAC	The Nasdaq Stock Market LLC
Redeemable warrants, each warrant exercisable for one share of Class A common stock, each at an exercise price of $11.50 per share	FCACW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01.	Other Events.

As previously disclosed, on February 10, 2021, the board of directors of Falcon Capital Acquisition Corp., a Delaware corporation (“FCAC,” “we,” “us,” or “our”), unanimously approved an agreement and plan of merger, dated February 12, 2021, by and among FCAC, FCAC Merger Sub Inc., a wholly-owned subsidiary of FCAC (“Merger Sub”), Sharecare, Inc. (“Sharecare”), and Colin Daniel, solely in his capacity as representative of the Sharecare stockholders (the “Stockholder Representative”) (as may be amended and/or restated from time to time, the “Merger Agreement”). If the Merger Agreement is adopted by FCAC’s stockholders and the transactions under the Merger Agreement are consummated, Merger Sub will merge with and into Sharecare, after which the separate corporate existence of Merger Sub will cease and Sharecare will survive the merger as a wholly-owned subsidiary of FCAC (the “Business Combination”). In addition, in connection with the consummation of the Business Combination, FCAC will be renamed “Sharecare, Inc.” and is referred to herein as “New Sharecare” as of the time following such change of name.

On February 16, 2021, the Company filed a registration statement on Form S-4 (File No. 333-253113), as amended on April 9, 2021, May 11, 2021 and May 26, 2021 (the “S-4”) with the Securities and Exchange Commission (the “SEC”) in connection with the Business Combination. On June 3, 2021, the Company filed with the SEC its definitive proxy statement/prospectus pursuant to Rule 424(b)(3) under the Securities Act of 1933, as amended (the “Securities Act”), relating to the special meeting of stockholders of the Company scheduled to be held on June 29, 2021 (the “Definitive Proxy Statement”) to, among other things, vote on a proposal to approve and adopt the Business Combination Agreement.

On February 17, 2021, March 4, 2021, March 31, 2021, March 31, 2021, March 31, 2021, April 1, 2021, April 30, 2021, May 26, 2021, and June 18, 2021, FCAC received letters (the “Shareholder Letters”) from Gina Serra at Rigrodsky & Long P.A., Marc Ackerman at Brodsky & Smith, L.L.C., Juan Monteverde at Monteverde & Associates P.C., Juan Monteverde at Monteverde & Associates P.C., Brian Long at Long Law, L.L.C.,  Richard Acocelli at WeissLaw LLP, Joshua Grabar at Grabar Law Office, Alexandra Raymond at Brager, Eagel, and Squire P.C., and Justin Kuehn at Moore Kuehn, P.L.L.C., respectively, on behalf of purported shareholders of FCAC claiming certain allegedly material omissions in the preliminary proxy statement filed on February 16, 2021 and in the amendments filed on April 9, 2021, May 11 2021, and May 23, 2021 respectively, by FCAC in connection with the transactions contemplated by the Business Combination.

The Company is including in this Current Report on Form 8-K certain supplemental disclosures regarding the Business Combination (the “Supplemental Disclosures”). The Company and the Company’s board of directors believe that the allegations and claims asserted in the Demand Letters lack merit, and that the Supplemental Disclosures set forth herein are not required or necessary under applicable laws. However, solely in order to avoid the risk of the Demand Letters delaying or otherwise adversely affecting the Business Combination and to minimize the costs, risks, and uncertainties inherent in defending the claims, the Company hereby voluntarily amends and supplements the Definitive Proxy Statement, as set forth in this Current Report on Form 8-K. The Company and the members of its board of directors deny any liability or wrongdoing in connection with the Definitive Proxy Statement, and nothing in this Current Report on Form 8-K should be construed as an admission of the legal necessity or materiality under applicable laws of any of the Supplemental Disclosures.

SUPPLEMENT TO THE PROXY STATEMENT

The Supplemental Disclosures in this Current Report on Form 8-K supplement the disclosures contained in the Definitive Proxy Statement and should be read in conjunction with the disclosures contained in the Proxy Statement, which in turn should be read in its entirety. To the extent that information set forth in the Supplemental Disclosures differs from or updates information contained in the Definitive Proxy Statement, the information in this Current Report on 8-K shall supersede or supplement the information contained in the Definitive Proxy Statement. Defined terms used but not defined herein have the meanings set forth in the Definitive Proxy Statement. Without admitting in any way that the disclosures below are material or otherwise required by law, the Company makes the following amended and supplemental disclosures (with additional language in italicized and underlined text below):

The section of the Definitive Proxy Statement titled “SUMMARY OF THE PROXY STATEMENT/PROSPECTUS – The Private Placement and Strategic Financing” is amended and supplemented as follows:

The disclosure on page 25 of the Definitive Proxy Statement is supplemented as follows:

“FCAC entered into the Subscription Agreements with the PIPE Investors, pursuant to which, among other things, FCAC agreed to issue and sell in private placements an aggregate of 42,585,000 shares of FCAC Class A common stock to the PIPE Investors for $10.00 per share. Neither the Sponsor nor any officer or director of FCAC is participating in the Private Placement.”

The section of the Definitive Proxy Statement titled “THE BUSINESS COMBINATION PROPOSAL– The Private Placement and Strategic Financing” is amended and supplemented as follows:

The disclosure on page 88 of the Definitive Proxy Statement is supplemented as follows:

“FCAC entered into the Subscription Agreements with the PIPE Investors, pursuant to which, among other things, FCAC agreed to issue and sell in private placements an aggregate of 42,585,000 shares of FCAC Class A common stock to the PIPE Investors for $10.00 per share. Neither the Sponsor nor any officer or director of FCAC is participating in the Private Placement.”

The section of the Definitive Proxy Statement titled “THE BUSINESS COMBINATION PROPOSAL– Background of the Business Combination” is amended and supplemented as follows:

The disclosure on page 90 of the Definitive Proxy Statement is supplemented as follows:

“On October 1, 2020, Mr. Kai-shing Tao, a member of Sharecare’s board of directors, and Mr. Richard Rosenblatt, a senior media executive known to FCAC management, contacted Mr. Jeff Sagansky, a founding investor in FCAC and a member of the FCAC Board, to inquire about accessing the public markets, including through a SPAC business combination. Based on a review of Sharecare’s introductory materials, FCAC entered into a non-disclosure agreement with Sharecare on October 8, 2020 and scheduled an introductory call with its management team.”

“Mr. Sagansky was not pursuing at that time, nor at any time during the evaluation and negotiation of the proposed transaction, any other de-SPAC transactions for any other SPACs of which he was affiliated. In addition, none of the members of the FCAC board of directors, its management or the Sponsor had any conflicts of interest relating to any other affiliated SPAC to which they owed fiduciary obligations, while evaluating and negotiating the proposed transaction.”

“From the closing of the IPO through the signing of the letter of intent and term sheet with Sharecare in November 2020, FCAC identified and evaluated over 60 potential transactions, substantially all with potential targets in the health/wellness/lifestyle, media/sports/entertainment, digital media/consumer technology and, mobile gaming/interactive entertainment industries. FCAC entered into non-disclosure agreements with 7 of such potential targets. Based on FCAC’s initial screening efforts and selection criteria, FCAC engaged in substantive discussions with five companies that were considered to be appropriate targets, including Sharecare.”

The disclosure in the footnotes under the chart on page 97 of the Definitive Proxy Statement is amended and supplemented to add footnotes 4 and 5, reading in their entirety as follows:

“Enterprise Value/2021E Revenue for the individual comparable companies identified above were as follows: Accolade 16.7x; American Well 25.7x; One Medical 15.5x; Phreesia 18.3x; and Teladoc 20.1x.”

“Enterprise Value/2022E Revenue for the individual comparable companies identified above were as follows: Accolade 13.1x; American Well 20.3x; One Medical 12.6x; Phreesia 15.1x; and Teladoc 14.8x.”

The section of the Definitive Proxy Statement titled “THE BUSINESS COMBINATION PROPOSAL– Certain Engagements in Connection with the Business Combination and Related Transactions” is amended and supplemented as follows:

The disclosure on page 102 of the Definitive Proxy Statement is supplemented as follows:

“Goldman Sachs was engaged by FCAC to act as financial advisor to FCAC in connection with the Business Combination, and will receive as compensation a fixed-dollar M&A advisory fee in connection therewith, payable upon consummation of the Business Combination. In addition, Goldman Sachs was sole underwriter on the IPO of FCAC. Morgan Stanley was engaged by Sharecare to act as financial advisor to Sharecare in connection with the Business Combination and will receive compensation in connection therewith.”

“FCAC also engaged Goldman Sachs to act as co-placement agent with Morgan Stanley and J.P. Morgan on its $425 million PIPE. Goldman Sachs, Morgan Stanley and J.P. Morgan will receive fees based on a percentage of certain of the PIPE proceeds raised, payable upon the consummation of the equity sale or upon consummation of the Business Combination, and expense reimbursements in connection therewith. Goldman Sachs provided FCAC with a disclosure letter describing the various roles that Goldman Sachs has served in with Sharecare and any other material relationships Goldman Sachs has with Sharecare, including having acted as sole bookrunner with respect to a private placement of Sharecare in June 2019. After carefully considering the potential benefits of engaging Morgan Stanley for both roles, FCAC and Sharecare each consented to Morgan Stanley’s roles as financial advisor to Sharecare in connection with the Business Combination and as co-placement agent to FCAC in connection with the PIPE and waived any potential conflicts in connection with such dual roles.”

Important Information About the Business Combination and Where to Find It

In connection with the proposed Business Combination, the Company has filed with the SEC the Registration Statement, which includes a proxy statement/prospectus, and certain other related documents, which will be both the proxy statement to be distributed to holders of shares of the Company’s common stock in connection with the Company’s solicitation of proxies for the vote by the Company’s stockholders with respect to the Business Combination and other matters as may be described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities of the Company to be issued in the Business Combination. The Company’s stockholders and other interested persons are advised to read the definitive proxy statement/prospectus included in the Registration Statement and the amendments thereto, as it contains important information about the parties to the agreement and plan of merger by and among the Company, FCAC Merger Sub Inc., a wholly-owned subsidiary of the Company, Sharecare, and Colin Daniel, solely in his capacity as representative of the stockholders of Sharecare (the “Merger Agreement”), the Company and the Business Combination. The Registration Statement was declared effective by the SEC on June 3, 2021, and the Company commenced mailing the definitive proxy statement/prospectus to stockholders of the Company on or about June 3, 2021. Stockholders may also obtain copies of the proxy statement/prospectus and other documents filed with the SEC that will be incorporated by reference in the proxy statement/prospectus, without charge, at the SEC’s web site at www.sec.gov, or by directing a request to: Falcon Capital Acquisition Corp., 660 Madison Avenue, 12th Floor, New York, NY 10065, Attention: Saif Rahman, Chief Financial Officer, (212) 812-7702.

Participants in the Solicitation

The Company and its directors and executive officers may be deemed participants in the solicitation of proxies from the Company’s stockholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in the Company is contained in the Company’s registration statement on Form S-1, which was initially filed with the SEC on September 3, 2020, and is available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to Falcon Capital Acquisition Corp., 660 Madison Avenue, 12th Floor, New York, NY 10065, Attention: Saif Rahman, Chief Financial Officer, (212) 812-7702. Additional information regarding the interests of such participants will be contained in the Registration Statement when available.

Sharecare and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of the Company in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination will be contained in the Registration Statement when available.

Forward-Looking Statements

This Current Report on Form 8-K includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. The Company’s and Sharecare’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, the Company’s and Sharecare’s expectations with respect to future performance and anticipated financial impacts of the Business Combination, the satisfaction of the closing conditions to the Business Combination and the timing of the completion of the Business Combination. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside the Company’s and Sharecare’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the outcome of any legal proceedings that may be instituted against the Company and Sharecare following the announcement of the Merger Agreement and the transactions contemplated therein; (2) the inability to complete the Business Combination, including due to failure to obtain approval of the stockholders of the Company, approvals or other determinations from certain regulatory authorities, or other conditions to closing in the Merger Agreement; (3) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement or could otherwise cause the transactions contemplated therein to fail to close; (4) the inability to obtain or maintain the listing of New Sharecare’s Class A common stock on NYSE or Nasdaq, as applicable, following the Business Combination; (5) the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Business Combination; (6) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition and the ability of the combined company to grow and manage growth profitably and retain its key employees; (7) costs related to the Business Combination; (8) changes in applicable laws or regulations; (9) the possibility that Sharecare or the combined company may be adversely affected by other economic, business, and/or competitive factors; (10) New Sharecare’s ability to raise financing in the future and to comply with restrictive covenants related to long-term indebtedness; (11) the impact of COVID-19 on Sharecare’s business and/or the ability of the parties to complete the Business Combination; and (12) other risks and uncertainties indicated from time to time in the proxy statement/prospectus relating to the Business Combination, including those under “Risk Factors” in the Registration Statement, and in the Company’s other filings with the SEC. The Company cautions that the foregoing list of factors is not exclusive. The Company cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. The Company does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

No Offer or Solicitation

This Current Report on Form 8-K shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination. This Current Report on Form 8-K shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FALCON CAPITAL ACQUISITION CORP.

By:	/s Saif Rahman
Name:	Saif Rahman
Title:	Chief Financial Officer

Date: June 23, 2021